WARRANT ASSIGNMENT

          FOR VALUE RECEIVED, hereby sells, assigns and transfers to the assignees set forth below all of the rights of the undersigned in and to the number of Warrant Shares (as defined in and evidenced by Warrant No. ) set opposite the name of such assignees below and in and to the above-referenced Warrant with respect to said Warrant Shares:

Name of Assignee	Address	Number of Shares

          If the total of said Warrant Shares shall not be all such shares which may be purchased pursuant to the foregoing Warrant, the undersigned requests that a new Warrant evidencing the right to purchase the balance of such shares be issued in the name of, and delivered to, the undersigned at the undersigned’s address stated below.

Dated

Name of holder of Warrant:

Address:

Signature:
Title:

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